SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 3)(1)

                                 CONNECTIVCORP
                       -----------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    784495103
                            -------------------------
                                  (CUSIP Number)

        Robert S. Ellin                        Joel M. Handel, Esq.
     Atlantis Equities, Inc.       Brown Raysman Millstein Felder & Steiner LLP
750 Lexington Avenue, 23rd Floor               900 Third Avenue
      New York, New York                    New York, New York 10022
        (212) 750-5858                           (212) 895-2000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                March 18, 2002
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
__.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                             (Page 1 of 10 Pages)
-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.          784495103           13D         Page   2    of  10   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Nancy J. Ellin


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                N/A

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                U.S.A.

  NUMBER OF       7.   SOLE  VOTING  POWER                   0  shares
   SHARES         8.   SHARED  VOTING  POWER         2,078,191  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER              0  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER    2,078,191  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                2,078,191 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES  ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                19.9%

14.   TYPE  OF  REPORTING  PERSON
                IN

CUSIP  No.          784495103           13D         Page   3    of  10   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Robert S. Ellin


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                SC

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                U.S.A.

  NUMBER OF       7.   SOLE  VOTING  POWER             911,788  shares
   SHARES         8.   SHARED  VOTING  POWER           565,000  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER        911,788  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      565,000  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                1,476,788 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES   ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                14.1%

14.   TYPE  OF  REPORTING  PERSON
                IN

CUSIP  No.          784495103           13D         Page   4    of  10   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Atlantis Equities, Inc.


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                SC

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                New York

  NUMBER OF       7.   SOLE  VOTING  POWER                   0  shares
   SHARES         8.   SHARED  VOTING  POWER         2,078,191  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER              0  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER    2,078,191  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                2,078,191 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES   ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                19.9%

14.   TYPE  OF  REPORTING  PERSON
                CO

CUSIP  No.          784495103           13D         Page   5    of  10   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Robert S. Ellin Profit Sharing Plan


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                OO

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                U.S.A.

  NUMBER OF       7.   SOLE  VOTING  POWER                   0  shares
   SHARES         8.   SHARED  VOTING  POWER           565,000  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER              0  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      565,000  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                  565,000 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES   ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                  5.4%

14.   TYPE  OF  REPORTING  PERSON
                OO

CUSIP  No.          784495103           13D         Page   6    of  10   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Robert Ellin Family 1997 Trust


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                OO

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                New York

  NUMBER OF       7.   SOLE  VOTING  POWER              25,000  shares
   SHARES         8.   SHARED  VOTING  POWER                 0  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER         25,000  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER            0  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                  25,000 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES   ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                  0.2%

14.   TYPE  OF  REPORTING  PERSON
                OO

CUSIP  No.          784495103           13D         Page   7    of  10   Pages
-----------------------------                       --------------------------

     This  amendment  to Schedule 13D (this "Amendment") is being filed by Nancy
J. Ellin, Robert S. Ellin, Atlantis Equities, Inc., Robert S. Ellin Profit Sharing Plan and the Robert Ellin Family 1997 Trust (collectively, the "Reporting Persons") and amends the statement on Schedule 13D dated November 27, 2000 filed by the Reporting Persons and Dylan, LLC.

ITEM  1.     SECURITY  AND  ISSUER.

     This Amendment relates to the common stock, par value $0.001 per share (the "Common Stock"), of ConnectivCorp (f/k/a SpinRocket.com Inc.), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 750 Lexington Avenue, 23rd Floor, New York, NY 10022.

ITEM  2.     IDENTITY  AND  BACKGROUND.

The  information  in  Item  2  is  hereby  amended  and  restated  as  follows:

     (a) The names of the Reporting Persons filing this Amendment are Nancy J. Ellin, Robert S. Ellin, Atlantis Equities, Inc. ("Atlantis Equities"), the Robert S. Ellin Profit Sharing Plan (the "Plan") and the Robert Ellin Family 1997 Trust (the "Trust").

     (b) The business address of each of the Reporting Persons except for the Trust is c/o Atlantis Equities, Inc., 750 Lexington Avenue, 23rd Floor, New
York, New York 10022. The business address of the Trust is Marvin Ellin, Trustee, 106 Central Park South, New York, New York 10019.

     (c) Robert Ellin's present principal employment is serving as Managing Director of Atlantis Equities, a merchant banking firm. Robert Ellin also presently serves as the Chairman of ConnectivCorp. Nancy Ellin is the sole officer and director and the sole shareholder of Atlantis Equities, and her present principal occupation is serving as such.

     (d) None of the Reporting Persons nor Marvin Ellin has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor Marvin Ellin has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert Ellin, Nancy Ellin and Marvin Ellin are each citizens of the United States. Atlantis Equities is a New York corporation with principal offices at 750 Lexington Avenue, 23rd Floor, New York, New York, 10022.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On March 12, 2002, the Company effected a one-for-ten reverse stock split ("Reverse Split") of the Common Stock whereby one new share of Common Stock was issued to the Company's stockholders in exchange for every ten shares held by them. The amounts reported in this Amendment as being beneficially owned by the Reporting Persons take into account the effect of the Reverse Split.

     On March 18, 2002: (i) the Plan purchased 500,000 shares of Common Stock in a private transaction with the Company for an aggregate purchase price of $50,000 and (ii) the Company issued 500,000 shares of Common Stock to Robert Ellin in cancellation of any and all existing unexercised options for Common Stock held by Mr. Ellin and in cancellation of any and all indebtedness and/or obligations (contractual, cash, stock or otherwise) between Mr. Ellin and the Company as of that date. The Plan used contributions from its participants to make the March 18, 2002 purchase of Common Stock.

CUSIP  No.          784495103           13D         Page   8    of  10   Pages
-----------------------------                       --------------------------

     On March 18, 2002, the Company issued 2,000,000 shares of Common Stock to Atlantis Equities in cancellation of any and all existing unexercised options for Common Stock held by Atlantis Equities and in cancellation of any and all indebtedness and/or obligations (contractual, cash, stock or otherwise) between Atlantis Equities and the Company as of that date and in full payment for certain services of Atlantis Equities as an advisor and consultant to the Company.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The  information  in  Item  4  is  hereby  amended and restated as follows:

     The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. Except for actions which Robert Ellin takes as Chairman of the Company, as of the date hereof the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The  information  in  Item  5  is  hereby  amended and restated as follows:

     (a)(i) Nancy Ellin beneficially owns an aggregate of 2,078,191 shares of Common Stock, representing approximately 19.9% of the issued and outstanding shares of Common Stock. The Common Stock beneficially owned by Ms. Ellin consists solely of Common Stock owned by Atlantis Equities. Ms. Ellin does not own any Common Stock other than the Common Stock beneficially owned by her as the principal of Atlantis Equities.

     (ii) Robert Ellin beneficially owns an aggregate of 1,476,788 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock. The Common Stock beneficially owned by Mr. Ellin consists of 911,788 shares of Common Stock directly owned by Mr. Ellin and 565,000 shares of Common Stock owned by the Plan.

     (iii) Atlantis Equities beneficially owns an aggregate of 2,078,191 shares of Common Stock, representing approximately 19.9% of the issued and outstanding shares of Common Stock. Atlantis Equities does not beneficially own any Common Stock other than the shares of Common Stock directly owned by it.

     (iv) The Plan beneficially owns an aggregate of 565,000 shares of Common Stock, representing approximately 5.4% of the issued and outstanding shares of Common Stock. The Plan does not beneficially own any Common Stock other than the shares of Common Stock directly owned by it.

     (v) The Trust beneficially owns an aggregate of 25,000 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock. The Trust does not beneficially own any Common Stock other than the shares of Common Stock directly owned by it.

     (b) Robert Ellin has sole power to vote and dispose of the 911,788 shares of Common Stock owned by him. Robert Ellin and the Plan share the power to vote and dispose of the 565,000 shares of Common Stock owned by the Plan. Marvin Ellin, as trustee, has sole power to vote and dispose of the 25,000 shares of Common Stock owned by the Trust. Nancy Ellin and Atlantis Equities share the power to vote and dispose of the 2,078,191 shares of Common Stock owned by Atlantis Equities.

CUSIP  No.          784495103           13D         Page   9    of  10   Pages
-----------------------------                       --------------------------


     (c) During the 60 days preceding the filing of this Amendment, the Reporting Persons effected only the transactions described in Item 3 of this Amendment.

     (d)  Not  applicable.

     (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The  information  in  Item  6  is  hereby  amended  and  restated  as  follows:

     Nancy Ellin is the sole director and officer and the sole shareholder of Atlantis Equities and is deemed to be the beneficial owner of the shares of Common Stock held by Atlantis Equities. Robert Ellin is the Chairman of the Board of ConnectivCorp, the husband of Nancy Ellin, the grantor of the Trust, the trustee and a beneficiary of the Plan and is deemed to be the beneficial owner of the shares of Common Stock held by the Plan. Marvin Ellin is Robert Ellin's father and the trustee of the Trust.

     Robert Ellin disclaims beneficial ownership of the Common Stock owned by Nancy Ellin, Atlantis Equities and the Trust and this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of such securities. Nancy Ellin disclaims beneficial ownership of the Common Stock owned by Robert Ellin, the Plan and the Trust and this statement shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of such securities.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     EXHIBIT 1. Joint Filing Agreement of the Reporting Persons pursuant to Rule 13d-1(k).

CUSIP  No.          784495103           13D         Page  10   of  10  Pages
-----------------------------                       -------------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:  April  30,  2002


                                        /s/ Robert S. Ellin
                                       ------------------------------
                                        Robert  S. Ellin


                                       ROBERT  ELLIN  FAMILY  1997  TRUST


                                       By: /s/ Marvin Ellin
                                      -------------------------------
                                       Marvin  Ellin,  Trustee


                                       ATLANTIS  EQUITIES,  INC.


                                       By: /s/ Nancy J. Ellin
                                       ------------------------------
                                       Nancy  J.  Ellin,  President


                                       ROBERT  S.  ELLIN  PROFIT  SHARING  PLAN


                                       By: /s/ Robert S. Ellin
                                       ------------------------------
                                       Robert  S.  Ellin,  Trustee


                                       /s/ Nancy J. Ellin
                                       -------------------------------
                                       Nancy  J.  Ellin

                                                                       EXHIBIT 1
                                                                       ---------


                             JOINT FILING AGREEMENT

         The  undersigned  acknowledge and agree that the foregoing statement on
Schedule 13D with respect to the Common Stock, par value $.001 per share, of CONNECTIVCORP, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

Dated:  April  30,  2002

                                        /s/ Robert S. Ellin
                                       ------------------------------
                                        Robert  S. Ellin


                                       ROBERT  ELLIN  FAMILY  1997  TRUST


                                       By: /s/ Marvin Ellin
                                      -------------------------------
                                       Marvin  Ellin,  Trustee


                                       ATLANTIS  EQUITIES,  INC.


                                       By: /s/ Nancy J. Ellin
                                       ------------------------------
                                       Nancy  J.  Ellin,  President


                                       ROBERT  S.  ELLIN  PROFIT  SHARING  PLAN


                                       By: /s/ Robert S. Ellin
                                       ------------------------------
                                       Robert  S.  Ellin,  Trustee


                                       /s/ Nancy J. Ellin
                                       -------------------------------
                                       Nancy  J.  Ellin